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                               June 11, 2020

       Richard F. Westenberger
       Chief Financial Officer
       Carter's, Inc.
       Phipps Tower
       3438 Peachtree Road NE, Suite 1800
       Atlanta, Georgia 30326

                                                        Re: Carter's, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 28, 2019
                                                            Filed February 24,
2020
                                                            Form 8-K filed May
5, 2020
                                                            File No. 001-31829

       Dear Mr. Westenberger:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 28, 2019

       Consolidated Statements of Cash Flows, page 44

   1. Please show us how you calculated the effect of changes in Prepaid expenses and other assets of $699,036 and
Accounts payable and other liabilities of $692,100 when
                                                        presenting net cash
provided by operating activities in fiscal 2019. To the extent you included the right of
use assets and operating lease liabilities you initially recognized upon the adoption of ASC 842
as part of that change, explain to us how you concluded that these amounts arising
from a non-cash transaction should be reflected in cash from operations.
Alternatively, revise your presentation in future filings. Refer to ASC 842-20-
                                                        50-4(g) and ASC
230-10-50-3 through 50-4.
 Richard F. Westenberger
Carter's, Inc.
June 11, 2020
Page 2
Form 8-K filed May 5, 2020

Exhibit 99.1, page 12

2. We note that your reconciliation of Net Loss to Adjusted Net Loss presents the adjustments net of tax. Please revise your presentation in future filings to show the gross amount of each adjustment and present the related tax effect of the adjustments as a separate line item. Refer to Question 102.11 of the Compliance and Disclosure
         Interpretations on Non-GAAP Financial Measures.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Dale Welcome at 202-551-3865 or Martin James, Senior Advisor, at
202-551-3671 if you have any questions.



FirstName LastNameRichard F. Westenberger                      Sincerely,
Comapany NameCarter's, Inc.
                                                               Division of
Corporation Finance
June 11, 2020 Page 2                                           Office of
Manufacturing
FirstName LastName